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                 November 12, 2020

       Jeffrey M. Solomon
       Chief Executive Officer
       Cowen Inc.
       599 Lexington Avenue
       New York, NY 10022

                                                        Re: Cowen Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 9,
2020
                                                            File No. 333-249956

       Dear Mr. Solomon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams 202-551-
       3217 at with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance